Exhibit 21.1

Subsidiary List of The KEYW Holding Corporation

Name	Jurisdiction of Organization

The KEYW Corporation	Maryland

S&H Enterprises of Central Maryland, Incorporated	Maryland

Integrated Computer Concepts, Incorporated	Maryland

Coreservlets.com, Incorporated	Maryland

The Analysis Group, LLC	Virginia

Insight Information Technology, LLC	Delaware

Sycamore.US, Inc.	Maryland

Sycamore Services, Inc.	Maryland

Everest Technology Solutions, Inc.	Delaware